Filed Pursuant to Rule 433

Registration Statement Number 333-191239

August 5, 2014

COMCAST CORPORATION

$1,000,000,000 3.375% NOTES DUE 2025

$1,000,000,000 4.200% NOTES DUE 2034

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Cable Guarantors:	Comcast Cable Communications, LLC Comcast Cable Holdings, LLC Comcast MO Group, Inc. Comcast MO of Delaware, LLC NBCUniversal Media, LLC

Issue of Securities:	3.375% Notes due 2025 4.200% Notes due 2034

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use the net proceeds from this offering, after deducting the underwriters’ discount and expenses, for working capital and general corporate purposes, which may include repayment, in January 2015, of our 6.5% notes due 2015 ($900 million principal amount outstanding) and repayment, in April 2015, of our 3.65% notes due 2015 ($1.0 billion principal amount outstanding).

Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”).

Trustee:	The Bank of New York Mellon

Expected Ratings:[1]	Moody’s: A3; S&P: A-; Fitch: A-

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Lloyds Securities Inc. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

SMBC Nikko Securities America, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

DNB Markets, Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Junior Co-Managers:	The Williams Capital Group, L.P. Jefferies LLC Drexel Hamilton, LLC Lebenthal & Co., LLC Loop Capital Markets LLC MFR Securities, Inc. Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

Trade Date:	August 5, 2014

Settlement Date:	August 12, 2014 (T+5)

Recent Developments	On February 12, 2014, Comcast entered into an agreement and plan of merger (the “merger agreement”) with Time Warner Cable Inc. (“Time Warner Cable”). As a result of the merger agreement, Comcast will acquire 100% of Time Warner Cable’s outstanding shares of common stock in exchange for shares of Comcast’s Class A common stock (the “Time Warner

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Cable merger”). Time Warner Cable stockholders will receive, in exchange for each share of Time Warner Cable common stock owned immediately prior to the Time Warner Cable merger, 2.875 shares of Class A common stock. Time Warner Cable stockholders will then own approximately 23% of Comcast’s common stock, an estimate based on the number of shares outstanding as of the date of the merger agreement. Because the exchange ratio was fixed at the time of the merger agreement and the market value of Comcast’s Class A common stock will continue to fluctuate, the number of shares of Class A common stock to be issued and the total value of the consideration exchanged will not be determinable until the closing date. Following the close of the Time Warner Cable merger, Time Warner Cable will be a wholly owned subsidiary of Comcast. The Time Warner Cable merger remains subject to shareholder approval at both companies, regulatory review and other customary conditions. It is reasonably possible that the Time Warner Cable merger will close by the end of 2014.

The terms of the merger agreement contemplate that Comcast is prepared to divest systems serving up to approximately 3 million video customers of the combined company to reduce competitive concerns. As a result of this commitment, on April 25, 2014, Comcast entered into a transactions agreement with Charter Communications, Inc. (“Charter”) that, if consummated, would satisfy the divestiture undertaking. Under the transactions agreement, following the close of the Time Warner Cable merger and subject to various conditions, Comcast would divest cable systems resulting in a net disposition of approximately 3.9 million video customers through three transactions: (1) a spin-off of cable systems serving approximately 2.5 million video customers (the “spin-off transaction”) into a newly formed public entity (“SpinCo”), (2) an exchange of cable systems serving approximately 1.5 million Time Warner Cable video customers for cable systems serving approximately 1.7 million Charter video customers, and (3) a sale to Charter of cable systems serving approximately 1.5 million Time Warner Cable video customers for cash (collectively, the “divestiture transactions”).

In connection with the spin-off transaction and prior to the spin-off, it is expected that SpinCo will incur new debt to fund a distribution to Comcast in the form of cash and notes, which will enable Comcast to retire a portion of its debt. In the spin-off transaction, Comcast will distribute common stock of SpinCo pro rata to the holders of all of its outstanding common stock, including the former Time Warner Cable stockholders who continue to hold shares through the record date of the spin-off transaction. After the spin-off transaction, a newly formed, wholly owned indirect subsidiary of Charter will merge with and into Charter with the effect that all shares of Charter will be converted into shares of a new holding company, which will survive as the publicly traded parent company of Charter (“New Charter”). New Charter will then acquire an interest in SpinCo by issuing New Charter stock in exchange for a portion of the outstanding SpinCo stock, following which Comcast shareholders, including the former Time Warner Cable stockholders, are expected to own approximately 67% of SpinCo and New Charter is expected to own approximately 33% of SpinCo.

The close of the divestiture transactions is subject to the completion of the Time Warner Cable merger, Charter stockholder approval, completion of the SpinCo financing transactions, regulatory approvals and other customary conditions. The Time Warner Cable merger and the divestiture transactions are subject to separate conditions, and the Time Warner Cable merger can be completed regardless of whether the divestiture transactions are ultimately completed.

According to its publicly available information, as of June 30, 2014, Time Warner Cable had $24.580 billion aggregate outstanding debt and its ratio of earnings to fixed charges for the year ended December 31, 2013 was 2.8x.

Other Relationships	Barclays Capital Inc. and J.P. Morgan Securities LLC have acted as financial advisors to the Company in connection with the Time Warner Cable merger, and affiliates of J.P. Morgan Securities LLC have acted as financial advisors to the Company in connection with the divestiture transactions, and in each case, they received or may in the future receive customary fees and commissions. Certain of the underwriters and/or their affiliates may hold some of the Company’s 6.5% Notes due 2015 and/or 3.65% Notes due 2015, and therefore, the underwriters and/or their respective affiliates may indirectly receive a portion of the net proceeds from this offering.

3.375% Notes Due 2025

Aggregate Principal Amount:	$1,000,000,000

Maturity:	February 15, 2025

Interest Rate:	3.375% per annum, accruing from August 12, 2014 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2015

Benchmark Treasury:	UST 2.50% due May 15, 2024

Benchmark Treasury Price/Yield:	100-04 / 2.485%

Spread to Benchmark:	+90 bps

Yield to Maturity:	3.385%

Optional Redemption:	The 3.375% Notes due 2025 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to November 15, 2024 (three months prior to the maturity of the Notes due 2025), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points. On and after November 15, 2024 (three months prior to the maturity of the Notes due 2025), the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.375% Notes due 2025 may be issued. The 3.375% Notes due 2025 and any additional 3.375% Notes due 2025 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030NBL4 / US20030NBL47

Public Offering Price:	99.912% plus accrued interest, if any, from August 12, 2014

Underwriters’ Discount:	0.45%

Net proceeds to Comcast, before expenses:	99.462% per $1,000 principal amount of Notes due 2025; $994,620,000 total

4.200% Notes Due 2034

Aggregate Principal Amount:	$1,000,000,000

Maturity:	August 15, 2034

Interest Rate:	4.200% per annum, accruing from August 12, 2014 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2015

Benchmark Treasury:	UST 3.625% due February 15, 2044

Benchmark Treasury Price/Yield:	106-17 /3.278%

Spread to Benchmark:	+95 bps

Yield to Maturity:	4.228%

Optional Redemption:	The 4.200% Notes due 2034 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to February 15, 2034 (six months prior to the maturity of the Notes due 2034), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points. On and after February 15, 2034 (six months prior to the maturity of the Notes due 2034), the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 4.200% Notes due 2034 may be issued. The 4.200% Notes due 2034 and any additional 4.200% Notes due 2034 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030NBM2 / US20030NBM20

Public Offering Price:	99.624% plus accrued interest, if any, from August 12, 2014

Underwriters’ Discount:	0.65%

Net proceeds to Comcast, before expenses:	98.974% per $1,000 principal amount of Notes due 2034; $989,740,000 total

It is expected that delivery of the notes will be made against payment therefor on or about August 12, 2014, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037, J.P. Morgan Securities LLC at (212) 834-4533, Lloyds Securities Inc. at (212) 930-5000, Mizuho Securities USA Inc. at (866) 271-7403 or SunTrust Robinson Humphrey, Inc. at (800) 685-4786.